

October 25, 2010

Mr. Jason Gonzalez
Chief Executive Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

   Re: **Visual Management Systems, Inc.**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed April 15, 2010
      File No. 333-133936

Dear Mr. Gonzalez:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        /s/Larry Spirgel
        Assistant Director